UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015.

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant's name into English)

Givat Yeshayahu 26, D.N. Emek Ha'ela, 99825 Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.

CONTENTS

Annexed hereto are copies of the following items:

1.	Alvarion Ltd. (in liquidation and receivership) (the “Registrant”) Notice regarding the convening of a creditors meeting and a shareholders meeting in accordance with Article 350 of the Companies Law, provided to the shareholders of the Registrant in connection with the forgoing shareholders meeting, which is scheduled to be held August 2, 2015 (the “Meeting”), annexed as Exhibit 99.1 hereto:

2.	Proxy Card being for use in connection with the Meeting, annexed as Exhibit 99.2 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD. (in liquidation and receivership)

Date: July 29, 2015	By:	/s/ Yoav Kfir
		Name:	Yoav Kfir
		Title:	Court Appointed Receiver and Special Manager

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description
99.1	Notice regarding the convening of a creditors meeting and a shareholders meeting in accordance with Article 350 of the Companies Law
99.2	Proxy Card being for use in connection with the Meeting